                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005

                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F       Form 40-F  X
                                     ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

--------------- --------------------------------------------------------------
1.              Press release dated November 21, 2005: AEterna Zentaris
                appoints a Board Vice Chairman, a New Chair of the Corporate
                Governance Committee, Two New Scientific Advisory Board
                Members and an IR Director
--------------- --------------------------------------------------------------

                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC.
1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5
T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           For immediate release


AETERNA ZENTARIS APPOINTS A BOARD VICE CHAIRMAN, A NEW CHAIR OF THE
CORPORATE GOVERNANCE COMMITTEE, TWO NEW SCIENTIFIC ADVISORY BOARD MEMBERS AND AN IR DIRECTOR

QUEBEC CITY, CANADA, NOVEMBER 21, 2005 - AEterna Zentaris Inc. (TSX: AEZ;
Nasdaq: AEZS) today announced the appointment of Jurgen Ernst, former worldwide General Manager, Pharmaceutical Sector of Solvay S.A. as Vice Chairman of the Board. Mr. Ernst had joined AEterna Zentaris' Board last February. In addition, Pierre MacDonald, Chairman, Eurocopter Canada Ltd. and a current five-year member of AEterna Zentaris' Board, will also act as new Chair of the Corporate Governance Committee.

"As former worldwide General Manager, Pharmaceutical Sector of Solvay, Mr. Ernst has solid international expertise in strategic planning, corporate development, product development and marketing. Mr. MacDonald's keen sense of business and managerial skills have enabled him to hold senior executive functions at some of Canada's largest corporations. Both of them will no doubt contribute greatly in building value for our Company and its shareholders," commented Dr. Eric Dupont, AEterna Zentaris Chairman.

The Company also announced the appointment of Dr. Daniel Douglas Von Hoff, Director of Translational Drug Development Division, Translational Genomics Institute (TGen) in Scottsdale, Arizona, to its Scientific Advisory Board (SAB). In June 2004, Dr. Von Hoff was appointed to President George Bush's National Cancer Advisory Board. Dr. Ulf Rapp, Professor of Molecular Cell Biology, Director of the Institute of Medical Radiation and Cell Research at Wurzburg University in Germany and Chairman of the German Cancer Society, was also appointed to AEterna Zentaris' SAB.

"We are very proud to welcome such eminent scientists to our Scientific Advisory Board," stated Dr. Jurgen Engel, Executive Vice President, Global R&D and Chief Operating Officer at AEterna Zentaris. "Their extensive knowledge and experience in cancer therapy along with the expertise of our other Scientific Advisory Board members will be very valuable in enhancing our oncology clinical programs."

Finally, the Company announced the appointment of Jenene Thomas as Director, Investor Relations. "Our Investor Relations strategy involves gaining greater visibility for our Company on the financial markets in the United States," underlined Gilles Gagnon, President and Chief Executive Officer at AEterna Zentaris. "We are, therefore, convinced that having an experienced person such as Ms. Thomas on a permanent basis in New York, will help us achieve this goal."

JURGEN ERNST

Mr. Ernst, a seasoned executive, has recently retired from his position as worldwide General Manager, Pharmaceutical Sector of Solvay S.A. For more than 20 years, he held different executive positions at Solvay including Senior Vice President of the Pharmaceutical Division, President of the Human Health Division, before becoming General Manager of that same Division. Mr. Ernst brings to AEterna Zentaris more than 20 years of pharmaceutical industry expertise mainly in the field of corporate development and pharmaceutical product marketing.

DANIEL DOUGLAS VON HOFF, MD, F.A.C.P.

Dr. Von Hoff is currently Director of Translational Drug Development Division, Translational Genomics Institute (TGen) in Scottsdale, Arizona. In June 2004, he was appointed to President George Bush's National Cancer Advisory Board. A graduate of Columbia College of Physicians and Surgeons (New York), Dr. Von Hoff is an internationally recognized expert in the field of oncology, providing guidance to industry and academic institutions. In the area of clinical drug development, he was involved in the early development of many of the agents now used routinely, including: Paclitaxel, Docetaxel, Gemcitabine, CPT-11, Iressa and Tarceva. Dr. Von Hoff has served in the past as the President of the American Association for Cancer Research from 1999 to 2000. He is a Fellow of the American College of Physicians and a member and past Board Member of the American Society of Clinical Oncology. He has published over 500 papers, as well as over 850 abstracts.

ULF RAPP, MD

Dr. Rapp is Professor of Molecular Cell Biology, as well as Director of the Institute of Medical Radiation and Cell Research at Wurzburg University in Germany. A pioneer of signal transduction in oncology, he identified Raf which, among others, is a target for perifosine, AEterna Zentaris' lead anti-cancer product. He is also the leader of a current tumor vaccine project for AEterna Zentaris.

He worked at various research laboratories including twenty years at the National Cancer Institute in the United States before joining the Institute of Medical Radiation and Cell Research of Wurzburg University in 1993.

A graduate of the Medical School at the University of Freiburg in Germany, Dr. Rapp has been the recipient of many awards in the scientific community including the 1998 Max Planck International Research Award, the 2001 Cancer Prize of the German Cancer Society, the 2002 American Society for Biochemistry and Molecular Biology Award and 2003 Honorary member of the Japanese Biochemical Society.

JENENE THOMAS

Ms. Thomas has developed a solid expertise in building and implementing successful Investor Relations and Communications programs in the biotechnology and pharmaceutical sectors. She has played a key role in enhancing the profile, visibility and credibility of several U.S.-based companies, namely Pharmacia Corporation, where she was an integral member of the Investor Relations team which received many awards from organizations such as the Holmes Report Sabre Awards, the International Public Relations Awards and PR Week Magazine.

ABOUT AEterna Zentaris Inc.

AEterna Zentaris Inc. is a growing global biopharmaceutical company engaged in the discovery, development and marketing of therapies for cancer and endocrine disorders.

AEterna Zentaris also owns 50.03% of Atrium Biotechnologies Inc. (TSX: ATB.sv), a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com

EUROPE
Matthias Seeber
+49 69 42602 3425
matthias.seeber@zentaris.com

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AETERNA ZENTARIS INC.


DATE: NOVEMBER 21, 2005               By: /s/ MARIO PARADIS
-----------------------                   -------------------------------------
                                          Mario Paradis
                                          Senior Finance Director and
                                          Corporate Secretary